Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES EFFECTIVENESS OF ITS
REGISTRATION STATEMENT AMENDING ITS PREVIOUSLY
ANNOUNCED EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS 9 1/2 % SENIOR NOTES DUE 2003
AND
10 1/4 % SENIOR NOTES DUE 2006

Mexico City, March 6, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) announced today that its new registration statement amending the terms of its previously announced exchange offers and consent solicitations for its 9 1/2 % senior notes due 2003 ("2003 notes") and 10 1/4 % senior notes due 2006 ("2006 notes") was declared effective yesterday by the Securities and Exchange Commission. The exchange offers and consent solicitations will now expire at 5:00 p.m., New York City time, on March 20, 2003. The exchange offers and consent solicitations have been amended to include warrants to purchase American Depositary Shares of Grupo TMM as part of the consideration being offered to holders of 2003 notes whose 2003 notes are tendered and accepted in the exchange offer; to offer all holders of 2003 notes whose notes are tendered and accepted the consent fee of $5.00 per $1,000 principal amount of 2003 notes; and to reduce the minimum tender condition for the 2003 notes from 85% of the 2003 notes to 80% of the 2003 notes. All other terms and conditions of the exchange offers and the consent solicitations remain the same.

As of 5:00 p.m., New York City time, on March 5, 2003, approximately 31.76% of the outstanding 2003 notes, or $56,180,000 principal amount, had been tendered and not withdrawn, and 76.12% of the outstanding 2006 notes, or $152,242,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn.

Salomon Smith Barney Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

The exchange offers and consent solicitations are made solely by the prospectus dated March 5, 2003, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM's ADSs are listed on the New York Stock Exchange under the symbol "TMM" and its Series A Shares are listed on Mexico's Bolsa Mexicana de Valores under the symbol "TMM A."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.